Exhibit 21

List of Subsidiaries of Unique Fabricating, Inc.

Name of Subsidiary/Name Under Which Subsidiary Does Business	Jurisdiction of Incorporation/Organization
Unique Fabricating NA, Inc.	Delaware
Unique Fabricating South, Inc.	Michigan
Unique Fabricating de Mexico, S.A. de C.V.	Mexico
Unique-Prescotech, Inc.	Delaware
Unique-Chardan, Inc.	Delaware